EXHIBIT 12.1

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	28 Weeks Ended		Fiscal Year Ended
	September 9, 2006	September 10, 2005	February 25, 2006	February 26, 2005	February 28, 2004	February 22, 2003	February 23, 2002
	(In millions, except ratios)
Earnings before income taxes	$357	$198	$329	$601	$455	$408	$332
Less undistributed earnings of less than fifty percent owned affiliates	3	3	12	3	(16)	(16)	(13)

Earnings before income taxes	360	201	341	604	439	392	319
Interest expense	231	77	139	138	166	182	194
Interest on operating leases	58	24	48	44	44	45	36

Subtotal	649	302	528	786	649	619	549

Total fixed charges	$289	$101	$187	$182	$210	$227	$230

Ratio of earnings to fixed charges	2.25	3.00	2.82	4.30	3.09	2.72	2.38